Schedule II

HIGHLANDER CAPITAL GROUP, INC.
Statement Regarding Rule 15c3-3
December 31, 2015

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under Paragraph (k)(2)(i) of that Rule.